Exhibit 99.8

Cognyte to Ring the Nasdaq Stock Market Opening Bell

Bell-Ringing Ceremony in Celebration of Becoming an Independent Public Company

HERZLIYA, ISRAEL - FEBRUARY 1, 2021 - Cognyte (NASDAQ: CGNT), a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™, announced today that it will open trading on the Nasdaq Stock Market by ringing the opening bell tomorrow morning in celebration of becoming an independent public company following the completion of its spin-off off from Verint Systems today. Cognyte will begin “regular way” trading on the NASDAQ on February 2, 2021 under the symbol “CGNT”.

“Becoming an independent public company marks the beginning of a new chapter for Cognyte. We have a proven track record for more than two decades of helping our customers in more than 100 countries solve complex security challenges with cutting-edge analytics. We are passionate about security analytics and equipping our customers with innovative analytics solutions. I am incredibly proud of our talented team of more than 2,000 people around the world who embody our mission to help security organizations make the world a safer place,” said Elad Sharon, CEO of Cognyte.

“Cognyte’s customers need the best possible analytics and open solutions that can be frequently and easily refreshed to keep pace with growing security challenges and evolving technological complexities. The company’s ability to address the current and future needs of its customers, combined with its unparalleled technology and domain expertise, and its open platform approach, uniquely position Cognyte for continued growth and market leadership,” continued Sharon.

“Our powerful technology, industry-leading security analytics software and strong relationships with our customers are what make our company so special and unique. The time is right to form an independent public company and I am very excited to start this new chapter in our story as Cognyte,” concluded Sharon.

The market opening ceremony will occur tomorrow, February 2, 2021 at 9:30 a.m. EST and can be viewed live at https://www.nasdaq.com/marketsite/bell-ringing-ceremony. For multimedia features such as exclusive content, photo postings, status updates, and videos of ceremonies, please visit http://www.facebook.com/Nasdaq. For news tweets, please visit @nasdaq.

For more information about Cognyte, please visit www.cognyte.com.

About Cognyte Software

Cognyte (formerly a Verint company) is a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software fuses, analyzes, and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent threats to national security, business continuity, and cyber security. Learn more about how we empower our customers to create a safer world with Actionable Intelligence® at www.cognyte.com.

This press release contains “forward-looking statements,” including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte Software Ltd. These forward-looking statements are not guarantees of future performance and they are based on management’s expectations that involve a number of risks, uncertainties and assumptions, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. For a detailed discussion of these risk factors, see our registration statement on Form 20-F, and other filings we make with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release and, except as required by law, Cognyte assumes no obligation to update or revise them or to provide reasons why actual results may differ.

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software Ltd. or its subsidiaries. Cognyte and other parties may also have trademark rights in other terms used herein.

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Contacts:
Media Relations Amit Daniel Cognyte Software amit.daniel@cognyte.com	Investor Relations Matthew Frankel, CFA Cognyte Software IR@cognyte.com